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The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 28, 2004

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 28, 2004)

2,248,624 Shares

Common Stock

This is an offering of shares of common stock of UnionBanCal Corporation. All of the shares being offered are being sold by the selling stockholder named herein. We will not receive any proceeds from the sale of shares by the selling stockholder. The selling stockholder acquired the shares upon the acquisition of Jackson Federal Bank by our subsidiary, Union Bank of California, N.A., as described in this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol "UB." On October 27, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $61.66 per share.

Investing in our common stock involves risks. See the "Risk Factors" which begin on page 5 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling stockholder (before expenses)	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about November            , 2004.

                         , 2004

Prospectus Supplement

Prospectus

        In this prospectus supplement, unless otherwise indicated or the context otherwise requires, "UnionBanCal Corporation," the "company," "we," "us," and "our" refer to UnionBanCal Corporation and its subsidiaries.

        This prospectus supplement is a supplement to the accompanying prospectus. The accompanying prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any of the shares offered hereby.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we, the selling stockholder nor the underwriter has authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the related prospectus and the documents incorporated by reference in the related prospectus include forward-looking information, which is subject to the "safe harbor" created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We may make forward-looking statements in other SEC filings, press releases, news articles, conference calls with analysts and stockholders and when we are speaking on behalf of UnionBanCal Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "target," "anticipate," "intend," "plan," "estimate," "potential," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." They may also consist of annualized amounts based on historical interim period results. These forward-looking statements are intended to provide investors with additional information with which they may assess our future potential. All of these forward-looking statements are based on assumptions about an uncertain future and are based on information available at the date such statements are issued. We do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

        There are numerous risks and uncertainties that could and will cause actual results to differ materially from those discussed in our forward-looking statements. Many of these factors are beyond our ability to control or predict and could have a material adverse effect on our stock price, financial condition, and results of operations or prospects. Such risks and uncertainties include, but are not limited to, the following factors: adverse economic and financial conditions in California; global political and general economic conditions related to the war on terrorism and other hostilities; adverse economic conditions affecting certain industries; fluctuations in interest rates; government policies, regulations, and their enforcement (including monetary and fiscal policies and Bank Secrecy Act-related matters); credit quality of borrowers; operational factors; the controlling interest in us of the Bank of Tokyo-Mitsubishi, Ltd., which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.; competition in the banking industry; statutory restrictions on dividends; adverse effects of current and future banking rules, regulations and legislation; and risks associated with various strategies we may pursue, including potential acquisitions, divestitures and restructurings. Readers of this prospectus supplement and the related prospectus should not rely solely on forward-looking information and should consider all uncertainties and risks, including, but not limited to, those included in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, in this prospectus supplement and the related prospectus, and in other information contained in our publicly available SEC filings and press releases.

RECENT DEVELOPMENTS

        On July 2, 2004, we announced that Union Bank of California, N.A. would acquire Jackson Federal Bank, a wholly-owned subsidiary of Prudential plc, in a transaction valued at $305 million. The transaction closed on October 28, 2004.

        Jackson Federal Bank is a savings bank headquartered in Brea, California, with 14 full-service branches and approximately 250 employees in the Southern California area. Jackson Federal Bank's principal business focus is income property lending and retail deposit gathering. As of June 30, 2004, Jackson Federal Bank's $1.2 billion loan portfolio was comprised of approximately 54% multifamily, 30% commercial, and 16% single family and other loans, while Jackson Federal Bank's $1.1 billion of deposits were approximately 56% CDs; 28% money market; and 16% DDA, NOW, and savings accounts. As of June 30, 2004, Jackson Federal Bank's non-performing assets ratio was 0.35%. Jackson Federal Bank's branches are located in the cities of Apple Valley, Barstow, Big Bear Lake, Blue Jay, Burbank, Fullerton, Glendale, Los Angeles (2), Rancho Palos Verdes, San Bernardino, San Gabriel, Santa Monica, and Torrance.

        Union Bank of California, N.A. paid $167.75 million in cash and delivered 2,248,624 shares of UnionBanCal Corporation common stock for all of the shares of Jackson Federal Bank. Based on a $305 million transaction value, the price represents 12.0x last twelve months earnings and 1.93x tangible book value as of June 30, 2004.

        On October 19, 2004, we announced our financial results for the three and nine months ended September 30, 2004 and 2003. The following table presents important financial results (unaudited) for the three and nine months ended September 30, 2004 and 2003.

	As of and for the Three Months Ended		As of and for the Nine Months Ended
(Dollars in thousands, except per share data)	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
Results of operations:
Net interest income(1)	$401,736	$413,102	$1,179,562	$1,214,986
Noninterest income	201,470	215,954	590,412	758,169

Total revenue	603,206	629,056	1,769,974	1,973,155
Noninterest expense	348,861	372,391	1,042,465	1,121,899
(Reversal of) provision for credit losses	20,000	(10,000)	75,000	(25,000)

Income before income taxes(1)	234,345	266,665	652,509	876,256
Taxable-equivalent adjustment	647	1,012	1,916	2,617
Income tax expense	78,653	102,215	215,273	321,617

Net income	$155,045	$163,438	$435,320	$552,022

Per common share:
Net income—basic	$1.04	$1.11	$2.90	$3.74
Net income—diluted	1.02	1.09	2.87	3.68
Dividends(2)	0.31	0.36	0.90	1.03
Book value (end of period)	25.32	28.04	25.32	28.04
Common shares outstanding (end of period)	145,105,566	147,163,392	145,105,566	147,163,392
Weighted average common shares outstanding—basic	149,528,298	147,554,853	150,059,789	147,547,527
Weighted average common shares outstanding—diluted	151,561,790	150,379,127	151,544,757	150,026,647

	As of
(Dollars in thousands, except per share data)	September 30, 2003	September 30, 2004
Balance sheet (end of period):
Total assets	$42,602,745	$46,990,605
Total loans	26,047,376	28,625,086
Nonaccrual loans	341,039	180,156
Nonperforming assets	344,347	190,763
Total deposits	35,957,805	39,342,229
Junior subordinated debt	—	15,904
Trust preferred securities	356,629	—
Stockholders' equity	3,674,107	4,126,159

(1)
Taxable-equivalent basis

(2)
Dividends per share reflect dividends declared on UnionBanCal Corporation's common stock outstanding as of the declaration date

Quarter-to-Date Results

  •
  Net income was $163.4 million for the three months ended September 30, 2004, or $1.09 per diluted common share, compared with $155.0 million, or $1.02 per diluted common share, for the equivalent period in 2003. Earnings increased $8.4 million, or 5.4 percent, while earnings per diluted common share increased 6.9 percent.

  •
  Total revenue was $629.1 million in the third quarter of 2004, an increase of $25.9 million, or 4.3 percent, compared with 2003. Net interest income increased 2.8 percent, and noninterest income increased 7.2 percent.

  •
  Net interest income was $413.1 million in the third quarter of 2004, an $11.4 million, or 2.8 percent, increase from prior year. The positive effect of higher volumes of earning assets and noninterest bearing demand deposits was partially offset by the adverse effect of the lower interest rate environment in 2004. Compared with prior year, our net interest margin declined 24 basis points, to 3.98 percent.

  •
  Noninterest income in the third quarter of 2004 was $216.0 million, an increase of $14.5 million, or 7.2 percent, over the same period in 2003. Service charges on deposits increased $5.7 million, or 7.0 percent, primarily due to higher overdraft and return fees, and higher deposit volumes. Trust and investment management fees increased $3.7 million, or 10.3 percent, primarily due to increased assets under administration, including our acquisition of CNA Trust Company. Merchant banking fees increased $2.4 million, or 25.5 percent, primarily related to increased loan syndications. Insurance commissions increased $1.6 million, or 10.4 percent, primarily due to the December 2003 acquisition of Knight Insurance Agency. Card processing fees, net, decreased $5.7 million, primarily due to the second quarter 2004 sale of the Company's merchant card portfolio.

  •
  For the third quarter of 2004, noninterest expense increased $23.5 million, or 6.7 percent, over the same period in 2003. Salaries and employee benefits expense increased $11.5 million, or 5.6 percent, primarily as a result of recent acquisitions and de novo branch openings, merit increases, higher insurance/workers compensation benefits expense and higher employer tax expense offset by a reduction of $4.7 million associated with the Medicare Prescription Drug and Improvement Act of 2003. Intangible asset amortization expense was $5.1 million, an increase of $2.5 million compared with prior year, related to our recent acquisitions.

  •
  Income tax expense for the third quarter of 2004 was $102.2 million. The effective tax rate for this period was 38 percent, compared with an effective tax rate of 34 percent for the third quarter of 2003. The increase in the effective tax rate was due to higher California state income taxes in 2004 and a one-time adjustment of $7.8 million in the third quarter of 2004 for 2003 state taxes, the adjustment being due primarily to the difference between our estimate of California state tax expense for 2003 and the taxes reported in our 2003 tax return, which was filed on a worldwide unitary basis.

  •
  Nonperforming assets at September 30, 2004, were $190.8 million, or 0.41 percent of total assets. This compares with $344.3 million, or 0.81 percent of total assets, at September 30, 2003. Nonperforming assets declined 44.6 percent from one year ago.

  •
  For the third quarter of 2004, the provision for credit losses was negative $10.0 million, reflecting an overall improvement in the credit quality of the loan portfolio. In the third quarter of 2003, the provision for credit losses was $20.0 million. Net loans charged off in the third quarter of 2004 were $8.0 million, compared with $38.0 million in the third quarter of 2003.

  •
  At September 30, 2004, the allowance for credit losses as a percent of total loans and as a percent of nonaccrual loans was 1.69 percent and 268.0 percent, respectively. These ratios were 2.11 percent and 161.4 percent, respectively, at September 30, 2003.

  •
  At September 30, 2004, the Company had total assets of $47.0 billion and total deposits of $39.3 billion. Total stockholders' equity was $4.1 billion and the tangible equity ratio was 8.03 percent. Book value per share was $28.04, up 10.7 percent from a year earlier. The Company's Tier I and total risk-based capital ratios at September 30, 2004, were 10.04 percent and 12.57 percent, respectively.

  •
  During the third quarter of 2004, the Company repurchased 1,084,200 shares of common stock at an average price of $57.97 per share. At September 30, 2004, the Company had authority from its Board of Directors to repurchase an additional $183 million of common stock.

  •
  Common shares outstanding at September 30, 2004, were 147.2 million, an increase of 2.1 million shares, or 1.4 percent, from one year earlier.

Year-to-Date Results

  •
  Net income was $552.0 million for the nine months ended September 30, 2004, or $3.68 per diluted common share, compared with $435.3 million, or $2.87 per diluted common share, for the equivalent period in 2003. Earnings increased $116.7 million, or 26.8 percent, while earnings per diluted common share increased 28.2 percent.

  •
  Total revenue was $2.0 billion in the first nine months of 2004, an increase of $203.2 million, or 11.5 percent, compared with 2003. Net interest income increased 3.0 percent, and noninterest income increased 28.4 percent.

  •
  Net interest income was $1.2 billion in the first nine months of 2004, a $35.4 million, or 3.0 percent, increase from prior year. The positive effect of higher volumes of earning assets and noninterest bearing demand deposits was partially offset by the adverse effect of the lower interest rate environment in 2004, and a shift in the mix of earning assets. Compared with prior year, our net interest margin declined 32 basis points, to 4.03 percent.

  •
  Noninterest income in the first nine months of 2004 was $758.2 million, an increase of $167.8 million, or 28.4 percent, over the same period in 2003. Noninterest income for the first nine months of 2004 includes a $93.0 million gain on the sale of the Company's merchant card portfolio, and an $8.5 million gain on the sale of real property, while noninterest income for the first nine months of 2003 includes a gain of $9.0 million resulting from the redemption of a Mexican Brady Bond. Service charges on deposits increased $26.6 million, or 11.5 percent, primarily due to higher overdraft and return fees, and higher deposit volumes. Trust and investment management fees increased $10.5 million, or 10.3 percent, primarily due to increased trust assets. Insurance commissions increased $12.8 million, or 28.4 percent, primarily due to two insurance agency acquisitions.

  •
  For the first nine months of 2004, noninterest expense increased $79.4 million, or 7.6 percent, over the same period in 2003. Salaries and employee benefits expense increased $51.4 million, or 8.5 percent, primarily due to higher employee count associated with recent acquisitions and de novo branch openings, merit increases, higher performance-related incentive expense, higher pension expense and higher employer tax expense offset by a reduction of $4.7 million associated with the Medicare Prescription Drug and Improvement Act of 2003. Intangible asset amortization expense was

    $13.8 million, an increase of $5.5 million compared with prior year, related to our recent acquisitions. Noninterest expense for the first nine months of 2003 includes a $4.2 million write-off of certain leasehold improvements.

  •
  Income tax expense for the first nine months of 2004 was $321.6 million. The effective tax rate for this period was 37 percent, compared with an effective tax rate of 33 percent for the first nine months of 2003. The increase in the effective tax rate was due to higher California state income taxes in 2004 and a one-time adjustment of $7.8 million in the third quarter of 2004 for 2003 state taxes, the adjustment being due primarily to the difference between our estimate of California state tax expense for 2003 and the taxes reported in our 2003 tax return, which was filed on a worldwide unitary basis.

  •
  For the first nine months of 2004, the provision for credit losses was negative $25 million, reflecting an overall improvement in the credit quality of the loan portfolio. In first nine months of 2003, the provision for credit losses was $75 million. Net loans charged off in the first nine months of 2004 were $31 million, compared with $144 million in first nine months of 2003.

  •
  During the first nine months of 2004, the Company repurchased 2,123,900 shares of common stock at an average price of $55.80 per share.

Regulatory Matters

        Union Bank of California International has entered into a written agreement with the Federal Reserve Bank of New York relating to Union Bank of California International's Bank Secrecy Act controls and processes. Union Bank of California International is wholly owned by Union Bank of California, N.A., which is wholly owned by UnionBanCal Corporation. Union Bank of California International is headquartered in New York City and, as an Edge Act subsidiary, is limited to engaging in international banking activities. Union Bank of California International is implementing a plan to strengthen its Bank Secrecy Act controls and processes. UnionBanCal Corporation filed a Form 8-K containing Union Bank of California International's agreement with the Federal Reserve Bank of New York which is incorporated by reference into the accompanying prospectus.

        The banking industry, including Union Bank of California, N.A., is subject to significantly increased regulatory scrutiny and enforcement regarding Bank Secrecy Act matters. Union Bank of California International's agreement with the Federal Reserve Bank of New York and this general increase in regulatory scrutiny and enforcement of Bank Secrecy Act matters have resulted in Union Bank of California, N.A. initiating enhanced efforts to strengthen its Bank Secrecy Act controls and processes.

        The increased regulatory scrutiny and enforcement of Bank Secrecy Act matters and Union Bank of California International's agreement with the Federal Reserve Bank of New York will adversely affect Union Bank of California International's, and may adversely affect UnionBanCal Corporation's and Union Bank of California, N.A.'s, ability to obtain regulatory approvals for future initiatives requiring regulatory approval, including acquisitions. However, neither this effect, nor the terms of Union Bank of California International's agreement with the Federal Reserve Bank of New York, nor the financial impact of enhanced Bank Secrecy Act controls and processes, are expected to have a material adverse impact on the financial condition or results of operations of Union Bank of California, N.A. or UnionBanCal Corporation.

SELECTED FINANCIAL DATA

	As of and for the Years Ended December 31,					As of and for the Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share data)
Results of operations:
Net interest income(1)	$1,419,019	$1,587,008	$1,526,099	$1,564,556	$1,571,619	$1,179,562	$1,214,986
(Reversal of) provision for credit losses	65,000	440,000	285,000	175,000	75,000	75,000	(25,000)
Noninterest income	586,759	647,180	668,066	685,275	794,253	590,412	758,169
Noninterest expense	1,281,973	1,130,185	1,191,836	1,296,965	1,408,353	1,042,465	1,121,899

Income before income taxes(1)	658,805	664,003	717,329	777,866	882,519	652,509	876,256
Taxable-equivalent adjustment	3,186	2,568	2,057	2,587	2,553	1,916	2,617
Income tax expense	213,888	221,535	233,844	247,376	292,827	215,273	321,617

Net income	$441,731	$439,900	$481,428	$527,903	$587,139	$435,320	$522,022

Per common share:
Net income (basic)	$2.65	$2.72	$3.05	$3.41	$3.94	$2.90	$3.74
Net income (diluted)	2.64	2.72	3.04	3.38	3.90	2.87	3.68
Dividends(2)	0.82	1.00	1.00	1.09	1.21	0.90	1.03
Book value (end of period)	18.18	20.17	22.66	24.94	25.66	25.32	28.04
Common shares outstanding (end of period)(3)	164,282,622	159,234,454	156,483,511	150,702,363	145,758,156	145,105,566	147,163,392
Weighted average common shares outstanding (basic)(3)	166,382,074	161,604,648	157,844,745	154,757,817	148,917,249	150,059,789	147,547,527
Weighted average common shares outstanding (diluted)(3)	167,149,207	161,989,388	158,623,454	156,414,940	150,645,193	151,544,757	150,026,647
Balance sheet (end of period):
Total assets	$33,684,776	$35,162,475	$36,038,746	$40,169,773	$42,498,467	$42,602,745	$46,990,605
Total loans	25,912,958	26,010,398	24,994,030	26,728,083	25,934,753	26,047,376	28,625,086
Nonperforming assets	169,780	408,304	492,482	337,404	286,890	344,347	190,763
Total deposits	26,256,607	27,283,183	28,556,199	32,840,815	35,532,283	35,957,805	39,342,229
Medium and long-term debt	298,000	200,000	399,657	418,360	820,488	417,369	820,460
Junior subordinated debt	—	—	—	—	363,940	—	15,904
Trust preferred securities	350,000	350,000	363,928	365,696	—	356,629	—
Stockholders' equity	2,987,468	3,211,565	3,546,242	3,758,189	3,740,436	3,674,107	4,126,159
Balance sheet (period average)
Total assets	$32,141,497	$33,672,058	$34,619,222	$36,108,496	$40,470,483	$40,025,749	$44,463,183
Total loans	25,024,777	26,310,420	25,951,021	25,835,075	26,425,096	26,522,687	27,046,262
Earning assets	29,017,122	30,379,730	31,291,782	32,983,371	36,622,680	36,263,471	40,222,338
Total deposits	23,893,045	25,527,547	26,542,312	28,753,185	33,446,436	32,870,184	37,290,976
Stockholders' equity	2,939,591	3,139,844	3,467,719	3,739,530	3,831,032	3,875,990	3,984,194

Financial Ratios:
Return on average assets(4)	1.37%	1.31%	1.39%	1.46%	1.45%	1.45%	1.66%
Return on average stockholders' equity(4)	15.03	14.01	13.88	14.12	15.33	15.02	18.51
Efficiency ratio(5)	63.98	50.59	54.32	57.64	59.53	58.90	56.83
Net interest margin(1)	4.89	5.22	4.87	4.74	4.29	4.35	4.03
Dividend payout ratio	30.94	36.76	32.79	31.96	30.71	31.03	27.54
Tangible equity ratio	8.70	9.01	9.62	8.93	8.20	8.05	8.03
Tier 1 risk-based capital ratio	9.94	10.24	11.47	11.18	11.31	10.96	10.04
Total risk-based capital ratio	11.79	12.07	13.35	12.93	14.14	12.58	12.57
Leverage ratio	10.10	10.19	10.53	9.75	9.03	8.73	8.28
Allowance for credit losses to total loans	1.82	2.36	2.54	2.28	2.06	2.11	1.69
Allowance for credit losses to nonaccrual loans	281.00	153.48	129.00	180.94	189.53	161.43	267.97
Net loans charged off to average total loans(4)	0.22	1.13	1.02	0.80	0.61	0.73	0.15
Nonperforming assets to total loans, distressed loans held for sale, and foreclosed assets	0.66	1.57	1.97	1.26	1.11	1.32	0.67
Nonperforming assets to total assets	0.50	1.16	1.37	0.84	0.68	0.81	0.41

(1)
Amounts are on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

(2)
Dividends per share reflect dividends declared on UnionBanCal Corporation's common stock outstanding as of the declaration date.

(3)
On September 30, 2003, UnionBanCal Corporation changed its state of incorporation from California to Delaware, establishing a par value of $1 per share of common stock. Subsequent to this change, common shares outstanding reflects common shares issued less treasury shares.

(4)
Annualized.

(5)
The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income), as a percentage of net interest income (taxable-equivalent) and noninterest income. Foreclosed asset expense (income) was $(1.3) million, $(0.1) million, $(0.0) million, $0.1 million, and $(0.1) million for 1999 through 2003, respectively, and $0.0 million and $0.5 million in the first nine months of 2003 and 2004, respectively.

CAPITALIZATION

        The following table sets forth our capitalization, on a consolidated basis, as of September 30, 2004, on an actual basis and as adjusted to give effect to the issuance of the shares offered hereby. The data should be read in conjunction with the consolidated financial statements and notes thereto included in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2004
	Actual	As Adjusted
	(Unaudited) (Dollars in thousands)
Short-term Debt:
Federal funds purchased and securities sold under repurchase agreements	$648,864	$648,864
Commercial paper	615,816	615,816
Other borrowed funds	150,503	150,503

Total short-term debt	1,415,183	1,415,183

Long-term Debt:
5.75% Senior Notes due 2006	209,772	209,772
Floating rate subordinated notes due 2007(1)	199,864	199,864
5.25% Subordinated Notes due 2013	410,824	410,824
Junior Subordinated Debt payable to subsidiary grantor trust	15,904	15,904

Total long-term debt	836,364	836,364

Stockholders' Equity:
Preferred stock, 5,000,000 shares authorized; none outstanding	—	—
Common stock, par value of $1 per share, 300,000,000 shares authorized; 149,529,292 shares issued, 151,777,916 shares as adjusted	149,529	151,778
Additional paid-in capital	728,791	863,792
Treasury stock, 2,365,900 shares	(131,464)	(131,464)
Retained earnings	3,400,117	3,400,117
Accumulated other comprehensive loss	(20,814)	(20,814)

Total stockholders' equity	4,126,159	4,263,409

Total Capitalization	$6,377,706	$6,514,956

(1)
The floating rate subordinated notes constitute Tier 2 capital. These notes are held by The Bank of Tokyo-Mitsubishi, Ltd., our majority stockholder.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is traded on the New York Stock Exchange under the symbol UB. As of September 30, 2004, our common stock was held by approximately 2,676 stockholders of record. At September 30, 2004, The Bank of Tokyo-Mitsubishi, Ltd. held approximately 62 percent of our common stock. The average daily trading volume of our common stock was approximately 443,032 shares during 2002 and 269,838 shares during 2003. Our common stock closed at $38.00 per share on December 31, 2001; $39.27 per share on December 31, 2002; and $57.54 per share on December 31, 2003. The following table presents high and low sales prices for our common stock for the periods indicated, as reported on the New York Stock Exchange:

	2002		2003		2004
	HIGH	LOW	HIGH	LOW	HIGH		LOW
First quarter	$44.80	$34.70	$43.62	$37.45	$58.26		$50.80
Second quarter	49.83	43.05	43.77	38.75	$58.00		$49.11
Third quarter	48.92	36.60	50.90	41.25	$59.89		$56.19
Fourth quarter	44.40	34.72	58.57	49.42	$61.69	(1)	$59.06	(1)

(1)
Through October 27, 2004.

        The following table presents quarterly per share cash dividends declared for 2002 and 2003 and for the first three quarters of 2004:

	2002	2003	2004
First quarter	$0.25	$0.28	$0.31
Second quarter	0.28	0.31	$0.36
Third quarter	0.28	0.31	$0.36
Fourth quarter	0.28	0.31	$0.36

        Future dividends will depend upon our earnings, financial condition, capital requirements and other factors as our Board of Directors may deem relevant.

        We offer a dividend reinvestment and stock purchase plan that allows stockholders to reinvest dividends in our common stock at market price. The Bank of Tokyo-Mitsubishi, Ltd. did not participate in the plan during 2002 and 2003 and has not participated in 2004 through the date of this prospectus supplement. For further information about these plans, see Note 13 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in the accompanying prospectus.

        Our ability to declare and pay dividends is affected by certain legal restrictions. See Note 17 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in the accompanying prospectus. See "Risk Factors—Restrictions on dividends and other distributions could limit amounts payable to us" in the accompanying prospectus.

UNDERWRITING

        Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated herein by reference, Lehman Brothers Inc., the underwriter, has agreed to purchase from the selling stockholder, and the selling stockholder has agreed to sell to the underwriter, 2,248,624 shares of our common stock.

        The underwriting agreement provides that the underwriter is obligated to purchase all shares of common stock offered hereby if any of the shares are purchased, upon the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us and the selling stockholder to the underwriter are true and correct;

  •
  there is no material adverse change in our condition or in the financial markets; and

  •
  we and the selling stockholder deliver customary closing documents to the underwriter.

Commissions and Expenses

        The underwriter has advised us and the selling stockholder that the underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to selected dealers, at such public offering price less a selling concession not in excess of $[    ] per share. After the offering, the underwriter may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions the selling stockholder will pay to the underwriter. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays the selling stockholder for the shares.

Per Share	$	[	]
Total	$	[	]

        We estimate that the total expenses of the offering payable by us will be approximately $280,000.

Lock-Up Agreement

        We have agreed that we will not, directly or indirectly: (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exchangeable for shares of our common stock (other than the shares offered hereby and any common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee or director compensation plans existing on the date of the underwriting agreement or pursuant to currently outstanding options, warrants or rights, and dividend reinvestment plans and stock purchase plans), or sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock (other than the grant of options pursuant to option plans existing on the date of the underwriting agreement), or (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of our common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of the underwriting agreement (the "Lock-up Period").

        Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-up Period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the Lock-up Period we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then the Lock-up Period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that this sentence shall not apply if the Underwriter publishes or distributes any research regarding the earnings results, material news or material event, and such research is compliant under Rule 139 of the Securities Act and the Company's securities are actively traded as defined in Rule 101(c)(1) of Regulation M under the Exchange Act.

        In addition, Lehman Brothers Inc. has informed us that it does not have any pre-established conditions to waiving the terms of lock-up agreements and that it grants waivers after evaluating the unique facts and circumstances of each individual request for such a waiver. Lehman Brothers Inc. has advised us that if it were to consider granting a waiver to a lock-up agreement, then some of the factors it would consider in deciding whether to grant such a waiver include the reason for the request, the number of shares that the locked-up party is requesting be released, whether the stock will be released for public sale or will be transferred to another person or entity that will remain subject to the terms of the lock-up agreement, our current stock price and the trading history of the stock, then prevailing economic and equity market conditions, and applicable rules and regulations (particularly those relating to the publication of equity research).

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "UB."

Indemnification

        We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities relating to the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

        The underwriter may engage in over-allotment, stabilizing transactions and covering transactions, or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  Over-allotment involves sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The underwriter may close out any short position by purchasing shares of common stock in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

        These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        We, the selling stockholder and the underwriter do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, we, the selling stockholder and the underwriter do not make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

        Purchasers of the shares of common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the per share offering price. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

        This prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with the selling stockholder to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

        Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriter's website or our website and any information contained in any other website maintained by the underwriter or us is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which the prospectus and this prospectus supplement form a part, has not been approved and/or endorsed by us, the selling stockholder or the underwriter and should not be relied upon by investors.

Relationships

        The underwriter and some of its affiliates have, directly and indirectly, from time to time provided, and in the future may provide, investment banking and other financial advisory services to us and our affiliates, for which they have received and will receive customary compensation.

LEGAL MATTERS

        The validity of the issuance of shares of common stock offered hereby will be passed upon for us by Bingham McCutchen LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

PROSPECTUS

2,248,624 Shares

Common Stock

This prospectus relates to the offer and sale from time to time by the selling stockholder listed under "Selling Stockholder" in this prospectus of up to 2,248,624 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder. The selling stockholder acquired shares of our common stock covered by this prospectus upon completion of the acquisition of Jackson Federal Bank by our subsidiary Union Bank of California, N.A. described under "Recent Developments" in the accompanying prospectus supplement.

The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for shares of our common stock or through privately negotiated transactions. The number of shares of our common stock covered by this prospectus represents approximately 1.52% of our total number of shares of common stock outstanding on September 30, 2004.

Our common stock is listed on the New York Stock Exchange under the symbol "UB." On October 27, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $61.66 per share.

Investing in our common stock involves risks. See the "Risk Factors" which begin on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 28, 2004

        In this prospectus, unless otherwise indicated or the context otherwise requires, "UnionBanCal Corporation," the "company," "we," "us," and "our" refer to UnionBanCal Corporation and its subsidiaries.

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, shares of UnionBanCal Corporation common stock that the selling stockholder receives upon the completion of the acquisition of Jackson Federal Bank by our subsidiary Union Bank of California, N.A., as described under "RECENT DEVELOPMENTS" in the accompanying prospectus supplement, may be sold from time to time as described under "PLAN OF DISTRIBUTION" in this prospectus.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is offering to sell, and is seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

PROSPECTUS SUMMARY

General

        UnionBanCal Corporation and its banking subsidiary, Union Bank of California, N.A., were created on April 1, 1996, by the combination of Union Bank with BanCal Tri-State Corporation and its banking subsidiary, The Bank of California, N.A. The combination was accounted for as a reorganization of entities under common control, similar to a pooling of interests. Effective September 30, 2003, UnionBanCal Corporation reincorporated in the State of Delaware. As of September 30, 2004, The Bank of Tokyo-Mitsubishi, Ltd., our majority owner, owned approximately 62 percent of our outstanding common stock.

        We provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but nationally and internationally as well.

        Our principal executive offices are located at 400 California Street, San Francisco, California 94104. Our telephone number at that address is (415) 765-2969.

Banking

        Our operations are divided into four primary segments, which are described more fully in our Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 23 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this prospectus.

        The Community Banking and Investment Services Group.    This group offers its customers a broad spectrum of financial products under one convenient umbrella. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. These products are offered in 301 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through our website, check cashing services at our Cash & Save® locations and loan and investment products tailored to our high net worth consumer customers through our offices of The Private Bank. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

        In the fourth quarter of 2001, we acquired Armstrong/Robitaille, Inc., one of the top 100 insurance brokers in the United States. In December 2002, we acquired John Burnham & Company, a firm that provides a range of insurance services to its clients throughout the world, including risk management, liability, employee benefits, surety, workers' compensation, group medical and life, and personal lines. And, during 2003, we acquired two additional regional insurance brokers, Pleasanton, California-based Tanner Insurance Brokers, Inc., and Glendale, California-based Knight Insurance Agency. With offices in California and Oregon, these acquisitions allow us to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

        During 2002, we acquired the Simi Valley, California-based First Western Bank and Santa Clarita, California-based Valencia Bank & Trust, which added $490 million in assets to our balance sheet and 12 branches. During 2003, we acquired the Watsonville, California-based Monterey Bay Bank, which added $632 million in assets to our balance sheet and 8 branches. The integration of these three banks expanded our geographic footprint in the greater Los Angeles and greater Monterey Bay areas and provides us the opportunity to both increase our prospect opportunities and offer our existing consumer and commercial customer relationships a fuller range of financial services. In January 2004, we acquired

Business Bank of California, a commercial bank headquartered in San Bernardino, California, which, at that time, had $704 million in assets and 15 full-service branches in the Southern California Inland Empire and the San Francisco Bay Area.

        The bank and insurance agency acquisitions are examples of our commitment to expansion through targeted acquisitions, and are consistent with our strategies to diversify earnings and broaden our branch network.

        The Commercial Financial Services Group.    This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

        The International Banking Group.    This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. This group has a long and stable history of providing these services to that market.

        The Global Markets Group.    This group, in collaboration with our other business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for us as part of its responsibilities for asset/liability management, including funding our own liquidity needs and addressing our interest rate risk.

RISK FACTORS

        In deciding whether to purchase the common stock, you should consider the following risks in addition to the other matters discussed in this document and in the documents incorporated by reference in this document.

Adverse California economic conditions could adversely affect our business

        A substantial majority of our assets, deposits and fee income are generated in California. As a result, poor economic conditions in California may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. Economic conditions in California are subject to various uncertainties at this time, including the decline in the technology sector, the California state government's budgetary difficulties and continuing fiscal difficulties. We have various banking relationships with the California State government, including credit and deposit relationships and funds transfer arrangements. If economic conditions in California decline, we expect that our level of problem assets could increase and our prospects for growth could be impaired. On March 2, 2004, the California electorate approved certain ballot measures, including a one-time economic recovery bond issue of up to $15 billion to pay off the State's accumulated general fund deficit. While these measures are expected to provide near-term relief for the State government's fiscal situation, the State of California continues to face fiscal challenges, the long-term impact of which, on the State's economy, cannot be predicted with any certainty.

The continuing war on terrorism could adversely affect U.S. economic conditions

        Acts or threats of terrorism and actions taken by the U.S. or other governments as a result of such acts or threats may result in a downturn in U.S. economic conditions and could adversely affect business and economic conditions in the U.S. generally and in our principal markets.

Adverse economic factors affecting certain industries could adversely affect our business

        We are subject to certain industry-specific economic factors. For example, a significant and increasing portion of our total loan portfolio is related to residential real estate. Accordingly, a downturn in the real estate and housing industries in California could have an adverse effect on our operations. Increases in residential mortgage loan interest rates could also have an adverse effect on our operations by depressing new mortgage loan originations. We provide financing to businesses in a number of other industries that may be particularly vulnerable to industry-specific economic factors, including the communications / media industry, the retail industry, the airline industry, the power industry and the technology industry. Recent increases in fuel prices could adversely affect businesses in several of these industries. Industry-specific risks are beyond our control and could adversely affect our portfolio of loans, potentially resulting in an increase in nonperforming loans or charge-offs.

Fluctuations in interest rates could adversely affect our business

        Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, decreases in interest rates could result in an acceleration in the prepayment of loans. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge-offs, which could adversely affect our business.

Fluctuations in interest rates could adversely affect our margin spread

        Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can impact our margin spread, that is, the difference between the interest rates we charge on interest earning assets, such as loans, and the interest rates we pay on interest bearing liabilities, such as deposits or other borrowings. The impact, particularly in a falling interest rate environment, could result in a decrease in our interest income relative to interest expense.

Stockholder votes are controlled by The Bank of Tokyo-Mitsubishi, Ltd.; our interests may not be the same as The Bank of Tokyo-Mitsubishi, Ltd.'s interests

        The Bank of Tokyo-Mitsubishi, Ltd., a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., owns a majority (approximately 62 percent as of September 30, 2004) of the outstanding shares of our common stock. As a result, The Bank of Tokyo-Mitsubishi, Ltd. can elect all of our directors and can control the vote on all matters, including determinations such as: approval of mergers or other business combinations; sales of all or substantially all of our assets; any matters submitted to a vote of our stockholders; issuance of any additional common stock or other equity securities; incurrence of debt other than in the ordinary course of business; the selection and tenure of our Chief Executive Officer; payment of dividends with respect to common stock or other equity securities; and other matters that might be favorable to The Bank of Tokyo-Mitsubishi, Ltd.

        A majority of our directors are independent of The Bank of Tokyo-Mitsubishi, Ltd. and are not officers or employees of UnionBanCal Corporation or any of our affiliates, including The Bank of Tokyo-Mitsubishi, Ltd. However, because of The Bank of Tokyo-Mitsubishi, Ltd.'s control over the election of our directors, we could designate ourselves as a "controlled company" under the New York Stock Exchange Rules and could change the composition of our Board of Directors so that the Board would not have a majority of independent directors. The Bank of Tokyo-Mitsubishi, Ltd.'s ability to prevent an unsolicited bid for us or any other change in control could have an adverse effect on the market price for our common stock.

Possible future sales of shares by The Bank of Tokyo-Mitsubishi, Ltd. could adversely affect the market for our stock

        The Bank of Tokyo-Mitsubishi, Ltd. may sell shares of our common stock in compliance with the federal securities laws. By virtue of The Bank of Tokyo-Mitsubishi, Ltd.'s current control of us, The Bank of Tokyo-Mitsubishi, Ltd. could sell large amounts of shares of our common stock by causing us to file a registration statement that would allow them to sell shares more easily. In addition, The Bank of Tokyo-Mitsubishi, Ltd. could sell shares of our common stock without registration. Although we can make no prediction as to the effect, if any, that such sales would have on the market price of our common stock, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock. If The Bank of Tokyo-Mitsubishi, Ltd. sells or transfers shares of our common stock as a block, another person or entity could become our controlling stockholder.

The Bank of Tokyo-Mitsubishi, Ltd.'s financial condition could adversely affect our operations

        We fund our operations independently of The Bank of Tokyo-Mitsubishi, Ltd. and believe our business is not necessarily closely related to The Bank of Tokyo-Mitsubishi, Ltd.'s business or outlook, including the proposed merger with UFJ Holdings, Inc. However, The Bank of Tokyo-Mitsubishi, Ltd.'s credit ratings may affect our credit ratings. The Bank of Tokyo-Mitsubishi, Ltd. is also subject to regulatory oversight and review by Japanese and US regulatory authorities. Our business operations and expansion plans could be negatively affected by regulatory concerns related to the Japanese financial system and The Bank of Tokyo-Mitsubishi, Ltd., including the proposed merger with UFJ Holdings, Inc.

Potential conflicts of interest with The Bank of Tokyo-Mitsubishi, Ltd. could adversely affect us

        The Bank of Tokyo-Mitsubishi, Ltd.'s view of possible new businesses, strategies, acquisitions, divestitures or other initiatives may differ from ours. This may delay or hinder us from pursuing such initiatives.

        Also, as part of The Bank of Tokyo-Mitsubishi, Ltd.'s normal risk management processes, The Bank of Tokyo-Mitsubishi, Ltd. manages global credit exposures and concentrations on an aggregate basis, including UnionBanCal Corporation. Therefore, at certain levels or in certain circumstances, our ability to approve certain credits or other banking transactions and categories of customers is subject to the concurrence of The Bank of Tokyo-Mitsubishi, Ltd. We may wish to extend credit or furnish other banking services to the same customers as The Bank of Tokyo-Mitsubishi, Ltd. Our ability to do so may be limited for various reasons, including The Bank of Tokyo-Mitsubishi, Ltd.'s aggregate credit exposure and marketing policies.

        Certain directors' and officers' ownership interests in The Bank of Tokyo-Mitsubishi, Ltd.'s common stock or service as a director or officer or other employee of both us and The Bank of Tokyo-Mitsubishi, Ltd. could create or appear to create potential conflicts of interest, especially since both of us compete in the U.S. banking industry.

Substantial competition in the California banking market could adversely affect us

        Banking is a highly competitive business. We compete actively for loan, deposit, and other financial services business in California, as well as nationally and internationally. Our competitors include a large number of state and national banks, thrift institutions, credit unions and major foreign-affiliated or foreign banks, as well as many financial and nonfinancial firms that offer services similar to those offered by us. Some of our competitors are community banks that have strong local market positions. Other competitors include large financial institutions that have substantial capital, technology and marketing resources. Such large financial institutions may have greater access to capital at a lower cost than us, which may adversely affect our ability to compete effectively.

        Banks, securities firms, and insurance companies can now combine as a "financial holding company." Financial holding companies can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Recently, a number of foreign banks have acquired financial services companies in the U.S., further increasing competition in the U.S. market.

Restrictions on dividends and other distributions could limit amounts payable to us

        As a holding company, a substantial portion of our cash flow typically comes from dividends our bank and nonbank subsidiaries pay to us. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. In addition, if any of our subsidiaries liquidate, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before we, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary.

Adverse effects of, or changes in, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us

        We are subject to significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers and not for the benefit of investors. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future. Laws, regulations or policies, including accounting standards and interpretations currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement, including legislative and regulatory reactions to the terrorist attack on September 11, 2001, and future acts of terrorism, and the Enron Corporation, WorldCom, Inc. and other major U.S. corporate bankruptcies and reports of accounting irregularities at U.S. public companies, including various large and publicly traded companies. Additionally, our international activities may be subject to the laws and regulations of the jurisdiction where business is being conducted. International laws, regulations and policies affecting us and our subsidiaries may change at any time and affect our business opportunities and competitiveness in these jurisdictions. Due to The Bank of Tokyo-Mitsubishi, Ltd.'s controlling ownership of us, laws, regulations and policies adopted or enforced by the Government of Japan may adversely affect our activities and investments and those of our subsidiaries in the future.

        In addition, our business model relies, in part, upon cross-marketing the services offered by UnionBanCal Corporation and our subsidiaries to our customers. Laws that restrict our ability to share information about customers within our corporate organization could adversely affect our business, results of operations and financial condition.

        Additionally, our business is affected significantly by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the U.S. Under long-standing policy of the Federal Reserve Board, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary bank in circumstances where we might not otherwise do so. Among the instruments of monetary policy available to the Federal Reserve Board are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings by depository institutions, and (c) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the Federal Reserve Board may have a material effect on our business, results of operations and financial condition.

Risks associated with potential acquisitions or divestitures or restructuring may adversely affect us

        We may seek to acquire or invest in financial and non-financial companies, technologies, services or products that complement our business. There can be no assurance that we will be successful in completing any such acquisition or investment as this will depend on the availability of prospective target opportunities at valuation levels we find attractive and the competition for such opportunities from other bidders. In addition, we continue to evaluate the performance of all of our businesses and business lines and may sell a business or business line. Any acquisitions, divestitures or restructuring may result in the issuance of potentially dilutive equity securities, significant write-offs, including those related to goodwill and other intangible assets, and/or the incurrence of debt, any of which could have a material adverse effect on our business, financial condition and results of operations. Acquisitions, divestitures or restructuring could involve numerous additional risks including difficulties in obtaining any required regulatory approvals and in the assimilation or separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, higher than expected deposit attrition (run-off), divestitures required by regulatory authorities, the disruption of our business, and the potential loss of key employees. There can be no assurance that we will be successful in addressing these or any other significant risks encountered.

Significant legal actions could subject us to substantial uninsured liabilities

        We may be subject to claims related to our operations. Such legal actions could involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

        This prospectus, the documents incorporated by reference herein and any related prospectus supplement include forward-looking information, which is subject to the "safe harbor" created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We may make forward-looking statements in other SEC filings, press releases, news articles, conference calls with analysts and stockholders and when we are speaking on behalf of UnionBanCal Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "target," "anticipate," "intend," "plan," "estimate," "potential," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." They may also consist of annualized amounts based on historical interim period results. These forward-looking statements are intended to provide investors with additional information with which they may assess our future potential. All of these forward-looking statements are based on assumptions about an uncertain future and are based on information available at the date such statements are issued. We do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

        There are numerous risks and uncertainties that could and will cause actual results to differ materially from those discussed in our forward-looking statements. Many of these factors are beyond our ability to control or predict and could have a material adverse effect on our stock price, financial condition, and results of operations or prospects. Such risks and uncertainties include, but are not limited to, the following factors: adverse economic and fiscal conditions in California; global political and general economic conditions related to the war on terrorism and other hostilities; adverse economic conditions affecting certain industries; fluctuations in interest rates; government policies, regulations, and their enforcement (including monetary and fiscal policies and Bank Secrecy Act-related matters); credit quality of borrowers; operational factors; the controlling interest in us of the Bank of Tokyo-Mitsubishi, Ltd., which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.; competition in the banking industry; statutory restrictions on dividends; adverse effects of current and future banking rules, regulations and legislation; and risks associated with various strategies we may pursue, including potential acquisitions, divestitures and restructurings. Readers of this prospectus should not rely solely on forward-looking information and should consider all uncertainties and risks, including, but not limited to, those included in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, in this prospectus and any related prospectus supplement, and in other information contained in our publicly available SEC filings and press releases.

USE OF PROCEEDS

        All of the shares of common stock offered pursuant to this prospectus are being offered by the selling stockholder listed under "Selling Stockholder." We will not receive any proceeds from sales of common stock by the selling stockholder.

SELLING STOCKHOLDER

        The selling stockholder under this prospectus is Jackson National Life Insurance Company. The selling stockholder acquired the common stock covered by this prospectus upon completion of the acquisition of Jackson Federal Bank by our subsidiary Union Bank of California, N.A. as described under "Recent Developments" in the accompanying prospectus supplement.

        The following table sets forth information as of September 30, 2004 with respect to the selling stockholder and the number of shares of common stock acquired by the selling stockholder in the transaction described above, all of which are being offered pursuant to this prospectus. For purposes of computing the number and percentage of shares beneficially owned by the selling stockholder as of September 30, 2004, we have assumed that the acquisition of Jackson Federal Bank was completed, and the shares offered hereby issued, on September 30, 2004.

Name and Address	Shares Being Offered	Percent of Class Owned Before Offering	Shares Owned Upon Completion Of Offering	Percent of Class Owned After Offering
Jackson National Life Insurance Company 1 Corporate Way Lansing, Michigan 48951	2,248,624	1.52%	0	0%

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our restated certificate of incorporation, our bylaws and the Delaware General Corporation Law ("DGCL"). Our restated certificate of incorporation and bylaws have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

        Our authorized capital stock consists of 305,000,000 shares, of which 300,000,000 shares are common stock, par value $1.00 per share, and 5,000,000 shares are preferred stock, par value $1.00 per share. As of September 30, 2004, 147,163,392 shares of our common stock were issued and outstanding, and no shares of our preferred stock were issued or outstanding. All of our outstanding shares of common stock are fully paid and non assessable.

Common Stock

        Voting.    Each holder of shares of our common stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock possess all voting power. Our restated certificate of incorporation does not provide for cumulative voting in the election of directors.

        Our restated certificate of incorporation contains a requirement that the holders of our common stock receive common stock in a merger of the corporation with, directly or indirectly, a holder of more than 50% of our common stock unless at least 90% of our stockholders approve the transaction or unless the transaction is approved at a "fairness hearing" by the California Commissioner of Corporations.

        Dividend Rights.    Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

        Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock. Because we are a holding company, holders of our common stock may not receive assets of our subsidiaries in the event of our liquidation until the claims of our subsidiaries' creditors are paid, except to the extent that we are creditors of, and may have recognized claims against, such subsidiaries.

        Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription, sinking fund or similar rights.

        Stock Exchange Listing.    Our common stock is listed on the New York Stock Exchange under the symbol "UB."

Preferred Stock

        Under our restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to 5,000,000 shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the number and the rights, preferences, privileges and restrictions of each series, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Written Consents

        Our bylaws provide that any action of our stockholders may be taken by written consent of the holders, without a meeting and without prior notice, if approved by holders of not less than the minimum number of votes that would be necessary to authorize such action at a meeting. As a result, The Bank of Tokyo-Mitsubishi, Ltd., which as of September 30, 2004 owned approximately 62% of our outstanding common stock, could take certain actions by written consent without the consent of, or prior notice to, our other stockholders.

Delaware Law

        We are incorporated under the DGCL. Under the DGCL, the affirmative vote of a majority of the shares entitled to vote is required to amend our certificate of incorporation. This vote would be in addition to any separate vote to which a future class of our preferred stock may be entitled. Our bylaws may be amended or repealed by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereon or by the affirmative vote of a majority of our board of directors.

        We have elected not to be subject to Section 203 of the DGCL, which, in general, prevents an interested stockholder (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a business combination with us for three years following the date that person became an interested stockholder, subject to certain conditions and exceptions. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

Limitation on Liability of Directors and Indemnification

        Our restated certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We also maintain directors' and officers' liability insurance.

        As permitted by Delaware law, our restated certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

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  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

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  the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

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  any breach of his or her duty of loyalty to us or our stockholders; or

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  any transaction from which the director derived an improper personal benefit.

This provision does not affect a director's liability under the federal securities laws.

        Our restated certificate of incorporation also provides that if the DGCL is amended to further eliminate or limit the liability of directors, then the liability of our directors, in addition to the limitation on personal liability provided in our restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. However, our bylaws provide that we may not indemnify any director, officer or employee nor purchase and maintain insurance on behalf of any director, officer or employee in circumstances not permitted by Part 359 of Title 12 of the Code of Federal Regulations, which is included in the regulations of the Federal Deposit Insurance Corporation, whereby a bank holding company or an insured depository institution may not provide for indemnification of its directors and officers in certain circumstances, including where the bank regulators assess a civil money penalty, or issue an order removing the director from office or an order to cease and desist from specified conduct.

        To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

        Computershare Investor Services, LLC acts as transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock covered by this prospectus for the selling stockholder. As used in this prospectus, "selling stockholder" means Jackson National Life Insurance Company, unless otherwise provided in a prospectus supplement. We will pay the costs and fees of registering the shares and other expenses related to the registration of the shares to the extent required by Section 5.17(i) of the Agreement and Plan of Merger dated as of July 1, 2004 incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, but we will not pay any underwriting discounts or commissions on behalf of any selling stockholder. Pursuant to the Agreement and Plan of Merger, we have agreed to provide certain indemnification to the selling stockholder against certain liabilities in connection with this offering, including liabilities under the Securities Act, under the terms, conditions and limitations specified in Article VIII of the Agreement and Plan of Merger. In addition, in the event any of the securities offered hereby are sold in an underwritten offering, we have agreed to provide certain indemnification to the underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act, under the terms, conditions and limitations specified in Exhibit F to the Agreement and Plan of Merger.

        The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares. The selling stockholder may sell the shares on the New York Stock Exchange, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling stockholder may sell some or all of the shares through:

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  a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;

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  purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

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  ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

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  an underwritten offering.

        When selling the shares, the selling stockholder may enter into one or more, or a combination of, hedging transactions with financial institutions, which we refer to as "counterparties", in which it:

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  enters into transactions involving short sales of the shares by counterparties;

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  sells shares short itself and redelivers such shares to close out its short positions;

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  enters into option, forward or other types of transactions that require the selling stockholder to deliver shares to a counterparty, who may resell or transfer the shares under this prospectus; or

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  loan or pledge the shares to a counterparty, who may sell or transfer such shares.

        The selling stockholder may negotiate and pay broker-dealers' commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholder may allow other broker-dealers to participate in resales. The selling stockholder and any broker-dealers involved in the sale or resale of the shares may qualify as "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act of 1933. If the selling stockholder qualifies as an "underwriter," the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

        In addition to selling the shares under this prospectus, the selling stockholder may transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        The selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares by the selling stockholder. We will make copies of this prospectus available to the selling stockholder.

        We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

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  the name of the selling stockholder and of the participating broker-dealer(s);

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  the number of shares involved;

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  the price at which such shares were sold;

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  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

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  other facts material to the transaction.

LEGAL MATTERS

        The validity of the issuance of shares of common stock offered hereby will be passed upon for us by Bingham McCutchen LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from UnionBanCal Corporation's Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for previously recognized goodwill and other intangible assets), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our common stock is listed on the New York Stock Exchange, and these reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

        This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

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  Annual Report on Form 10-K for the year ended December 31, 2003;

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  Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004;

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  Current Reports on Form 8-K dated July 1 and 2 and October 18, 19 and 28, 2004; and

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  the description of our common stock contained in our Proxy Statement dated March 24, 2003 under the section entitled "II. PROPOSAL TO CHANGE UNIONBANCAL CORPORATION'S STATE OF INCORPORATION FROM CALIFORNIA TO DELAWARE" and our restated certificate of incorporation and bylaws incorporated by reference as exhibits to the registration statement of which this prospectus is a part; and the description of our common stock contained in the Registration Statement on Form S-3 (Registration No. 333-109304) under the section entitled "DESCRIPTION OF SECURITIES—Description of Capital Stock."

        We also incorporate by reference any future filings (other than current reports on Form 8-K that are furnished rather than filed) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

        We will provide without charge upon written or oral request a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits unless specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, UnionBanCal Corporation, 400 California Street, San Francisco, California 94104 (telephone 415-765-2969).

2,248,624 Shares

Common Stock

PROSPECTUS
                           2004

LEHMAN BROTHERS

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UNDERWRITING
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PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE